SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Rex Energy Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

761565100

(CUSIP Number)

May 13, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 761565100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hirzel Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,959,278
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,959,278
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,959,278
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% **
12	TYPE OF REPORTING PERSON* OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 761565100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Zac S. Hirzel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,959,278
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,959,278
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,959,278
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 761565100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hirzel Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,505,810
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,505,810
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,505,810
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Hirzel Capital Management, LLC, a Texas limited liability company (“Hirzel Capital”), Hirzel Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”), and Mr. Zac S. Hirzel, the principal of Hirzel Capital, relating to Common Stock, $.001 par value per share (the “Common Stock”), of Rex Energy Corporation, a Delaware corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by the Fund and the accounts of certain other private funds (collectively, the “Hirzel Accounts”). The Fund may direct the vote and disposition of the 4,505,810 shares of Common Stock that it holds directly. Hirzel Capital serves as the general partner or managing member of the Hirzel Accounts and may direct the vote and disposition of the 4,959,278 shares of Common Stock held by the Hirzel Accounts. As the principal of Hirzel Capital, Mr. Hirzel may direct the vote and disposition of the 4,959,278 shares of Common Stock held by the Hirzel Accounts.

Item 1(a)	Name of Issuer.

Rex Energy Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

366 Walker Drive

State College, Pennsylvania 16801

Item 2(a)	Name of Person Filing.

Hirzel Capital Management, LLC (“Hirzel Capital”), Hirzel Capital Master Fund,

L.P. (the “Fund”) and Mr. Zac S. Hirzel.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

3963 Maple Avenue, Suite 170

Dallas, TX 75219

Item 2(c)	Citizenship or Place of Organization.

Hirzel Capital is a limited liability company organized under the laws of the State of Texas. The Fund is an exempted limited partnership organized under the laws of the Cayman Islands. Mr. Hirzel is the principal of Hirzel Capital, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $.001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

761565100

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Fund is the beneficial owner of 4,505,810 shares of Common Stock that it holds directly.

Hirzel Capital and Mr. Hirzel are the beneficial owners of 4,959,278 shares of Common Stock held by the Hirzel Accounts.

(b)	The Fund is the beneficial owner of 8.2% of the outstanding shares of Common Stock.

Hirzel Capital and Mr. Hirzel are the beneficial owners of 9.0% of the outstanding Common Stock.

These percentages are determined by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 55,274,519, the number of shares of Common Stock issued and outstanding as of May 7, 2015, as reported in the Issuer’s most recent Form 10-Q filed on May 11, 2015.

(c)	The Fund may direct the vote and disposition of the 4,505,810 shares of Common Stock that it holds directly.

Hirzel Capital, as the general partner or managing member of the Hirzel Accounts, may direct the vote and disposition the 4,959,278 shares of Common Stock held by the Hirzel Accounts. As the principal of Hirzel Capital, Mr. Hirzel may direct the vote and disposition of the 4,959,278 shares of Common Stock held by the Hirzel Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For the Fund:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For Hirzel Capital and Mr. Hirzel:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated May 26, 2015, by and among Hirzel Capital, the Fund and Mr. Hirzel.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2015

HIRZEL CAPITAL MANAGEMENT, LLC

By:	/s/ Zac S. Hirzel
Zac S. Hirzel
President

HIRZEL CAPITAL MASTER FUND, L.P.

By: Hirzel Capital Management, LLC, its general partner

By:	/s/ Zac S. Hirzel
Zac S. Hirzel
President

/s/ Zac S. Hirzel
Zac S. Hirzel